UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Gee Group Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

36165A102
(CUSIP Number)

April 14, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

Shelley Rosensweig, Esq.
Haynes and Boone, LLP

30 Rockefeller Plaza
26th Floor

New York, NY 10112
(212) 835-4837

SCHEDULE 13G

CUSIP No. 36165A102

1	Names of Reporting Persons
Kazazian Asset Management, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
10,000,000
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
10,000,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person
10,000,000
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
9.4% (1)
12	Type of Reporting Person (See Instructions)
IA

(1)	Based upon 105,978,653 shares of Common Stock, no par value, outstanding as of April 14, 2021, as disclosed in the Issuer’s Prospectus that was filed on April 16, 2021 by the Issuer with the Securities and Exchange Commission.

SCHEDULE 13G

CUSIP No. 36165A102

1	Names of Reporting Persons
Kazazian Capital Master Fund, L.P.
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
10,000,000
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
10,000,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person
10,000,000
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
9.4% (1)
12	Type of Reporting Person (See Instructions)
PN

(2)	Based upon 105,978,653 shares of Common Stock, no par value, outstanding as of April 14, 2021, as disclosed in the Issuer’s Prospectus that was filed on April 16, 2021 by the Issuer with the Securities and Exchange Commission.

SCHEDULE 13G

CUSIP No. 36165A102

1	Names of Reporting Persons
Kazazian Capital Partners, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
10,000,000
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
10,000,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person
10,000,000
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
9.4% (1)
12	Type of Reporting Person (See Instructions)
PN

(3)	Based upon 105,978,653 shares of Common Stock, no par value, outstanding as of April 14, 2021, as disclosed in the Issuer’s Prospectus that was filed on April 16, 2021 by the Issuer with the Securities and Exchange Commission.

SCHEDULE 13G

CUSIP No. 36165A102

1	Names of Reporting Persons
Kirk S. Kazazian
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
10,000,000
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
10,000,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person
10,000,000
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
9.4% (1)
12	Type of Reporting Person (See Instructions)
IN; HC

(4)	Based upon 105,978,653 shares of Common Stock, no par value, outstanding as of April 14, 2021, as disclosed in the Issuer’s Prospectus that was filed on April 16, 2021 by the Issuer with the Securities and Exchange Commission.

Item 1.

(a)	Name of Issuer:

Gee Group Inc.

(b)	Address of Issuer’s Principal Executive Offices:

7751 Belfort Parkway, Suite 150, Jacksonville, Florida 32256

Item 2.

(a)	Name of Person Filing:

This statement is jointly filed by and on behalf of each of Kazazian Asset Management, LLC, a Delaware limited liability company (“Kazazian”), Kazazian Capital Master Fund, L.P., a Cayman Islands exempted limited partnership (the “Fund”), Kazazian Capital Partners, LLC, a Delaware limited liability company (“General Partner”) and Kirk S. Kazazian (collectively referred herein as the “Reporting Persons”). Kazazian is the investment manager of, and may be deemed to indirectly beneficially own securities owned by, the Fund. The General Partner is the general partner of, and may be deemed to indirectly beneficially own securities owned by, the Fund. Kazazian and the General Partner are each ultimately owned and controlled by Mr. Kazazian. Accordingly, Mr. Kazazian may be deemed to indirectly beneficially own securities beneficially owned by Kazazian and the General Partner. The Fund is the record and direct beneficial owner of the securities covered by this statement.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purpose of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purpose of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Kazazian Capital Partners, LLC, 18975 Collins Avenue, Suite 2402, Sunny Isles Beach, Florida 33160, United States.

(c)	Citizenship:

See Item 4 on the cover page(s) hereto.

(d)	Title and Class of Securities:

Common Stock, no par value

(e)	CUSIP No.:

36165A102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount Beneficially Owned as of the time of filing: See Item 9 on the cover pages(s) hereto.

(b)	Percent of Class as of the time of filing: See Item 11 on the cover page(s) hereto.

(c)	As of the time of filing, number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover pages hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover pages hereto.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

The information set forth in Item 2(a) is incorporated by reference herein.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 29, 2021

Kazazian Asset Management, LLC

By:	/s/ Kirk S. Kazazian
Kirk S. Kazazian, Member

Kazazian Capital Master Fund, L.P.

By:	Kazazian Capital Partners, LLC
Its:	General Partner

By:	/s/ Kirk S. Kazazian
Kirk S. Kazazian, Member

Kazazian CAPITAL PARTNERS, LLC

By:	/s/ Kirk S. Kazazian
Kirk S. Kazazian, Member

Kirk S. Kazazian

/s/ Kirk S. Kazazian

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (filed herewith).